United States securities and exchange commission logo





                          September 15, 2023

       Jeffrey Yurcisin
       President and Chief Executive Officer
       Grove Collaborative Holdings, Inc.
       1301 Sansome Street
       San Francisco, CA 94111

                                                        Re: Grove Collaborative
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 8,
2023
                                                            File No. 333-274425

       Dear Jeffrey Yurcisin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services